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                              August 18, 2020

       Armon Sharei, Ph.D.
       President and Chief Executive Officer
       SQZ Biotechnologies Company
       200 Arsenal Yards Blvd, Suite 210
       Watertown, MA 02472

                                                        Re: SQZ Biotechnologies
Company
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 21,
2020
                                                            CIK No. 0001604477

       Dear Dr. Sharei:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Overview, page 1

   1. We note your statements that your Cell Squeeze technology has the potential to create well-tolerated cell
therapies and that your goal is to use the SQZ approach to establish a more effective and
safer paradigm for cell therapies. Given the early stage of development of your product
candidates, please revise to eliminate disclosure suggesting that they may be safer and more
effective than currently available treatments. In addition, this disclosure suggests that it may be
likely that your candidates will be approved by the FDA or other agencies.
 Armon Sharei, Ph.D.
FirstName LastNameArmon    Sharei, Ph.D.
SQZ Biotechnologies Company
Comapany
August 18, NameSQZ
           2020      Biotechnologies Company
August
Page 2 18, 2020 Page 2
FirstName LastName
2. Please disclose the number of patients that are expected to be enrolled in the Phase 1 clinical trial for SQZ-PBMC-HPV, the number enrolled to date and the primary endpoints for the study.
3. Please annotate your pipeline chart and balance your summary with disclosure about your collaboration with Roche in the development and commercialization of specific product candidates such as SQZ-PBMC-HPV, with each indication. Address material terms of the rights and obligations related to the development and sale of and related payments to be made in connection with those rights, including but not limited to payments to Roche and the commercialization rights of Roche.
4. We note your disclosure regarding the upfront and potential milestone payments you may receive in connection with the collaboration with Roche. Please expand your disclosure to quantify the milestone payments received to date and describe the major milestones that are required to realize the full amount of the payments disclosed in this section.
Manufacturing, page 7

5. We note the disclosure that you are developing a point-of-care system that could potentially reduce costs. Please include a brief discussion of the developmental and any regulatory steps that are necessary to implement the point-of-care system.
Company History, page 8

6. Please explain the role of your scientific advisory board and clarify, here or in the appropriate section of your filing, how members are compensated.
Use of Proceeds, page 77

7. Please revise your disclosure in this section to indicate how far the proceeds from the offering will allow you to advance the development of SQZ-PBMC-HPV as a combination therapy and SQZ-AAC-HPV for the treatment of HPV+ tumors. SQZ APCs for Oncology, page 126

8. We note that you and Roche will alternate U.S. commercial rights for each SQZ APC oncology product developed. Please clarify whether you or Roche will have U.S.
         commercial rights for SQZ-PBMC-HPV.
Intellectual Property, page 152

9. Please expand your description of your patent portfolio related to the SQZ Technology and your product candidates to disclose the type of patent protection you have (such as composition of matter, use or process, etc.).
 Armon Sharei, Ph.D.
FirstName LastNameArmon    Sharei, Ph.D.
SQZ Biotechnologies Company
Comapany
August 18, NameSQZ
           2020      Biotechnologies Company
August
Page 3 18, 2020 Page 3
FirstName LastName
Description of Capital Stock , page 184

10. Once you have an estimated offering price range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any difference between the recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range.
         This information will help facilitate our review of your accounting for equity issuances, including stock compensation.
       You may contact Christie Wong at (202) 551-3684 or Lisa Vanjoske at
(202) 551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Wesley C. Holmes